Form 20-F
period 2005-07-31
MEDIA CENTURY INTERNATIONAL LTD
filed 2006-01-25
CIK 1260626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission File Number: 333-110071

MEDIA CENTURY INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Media Century International Limited

(Translation of Registrant’s name into English)

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Address of Principal Executive Offices)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

__________________________

_________________________________

__________________________

_________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

__________________________________________________________________

           (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 6,000,000 shares of common stock issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [ X ] Yes  [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17   [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ X ]Yes [  ] No

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N/A

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

ITEM 3. KEY INFORMATION

Selected Financial Data

The Company was incorporated on July 18, 2002.  The following selected financial data is for the fiscal years ending July 31, 2003, 2004 and 2005:

	Year ended July 31, 2003	Year ended July 31, 2004	Year ended July 31, 2005
Statement of operations
Revenues	0	0	0
Net Loss	($1,410)	($1,717)	($181,010)
Net Loss Per Share	($0.01)	($0.00)	($0.14)
Common Stock outstanding	1,000,000 (1)	1,000,000 (1)	6,000,000

Balance Sheet Data	As of July 31, 2003	As of July 31, 2004	As of July 31, 2005
Current Assets	$20,000	$18,668	$29,909

Total Assets	$20,000	$18,668	$29,909

Total Liabilities	$2,727	$3,112	$5,363

Shareholders' Equity	$17,273	$15,556	$24,546

(1) The number of shares issued and outstanding has been adjusted to reflect the effect of a 5:1 forward split completed on or about July 11, 2005.

Risk Factors

We have not commenced operations, and we expect to incur operating losses for the foreseeable future

We were incorporated on July 18, 2002 and have not yet commenced our proposed business operations or realized any revenues.  We have no operating history upon which an evaluation of our future prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the competitive IT consulting and outsourcing services industry.  We are in the extreme early stages of our development and could fail before formulating and implementing our business plan.  We expect to incur operating losses in future periods as we incur significant expenses associated with developing our business in Hong Kong.  We cannot guarantee that we will be successful in realizing revenue or achieving or sustaining positive cash flow in the future and any such failure could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues

Our intended business involves the delivery of professional IT services to our clients. Therefore, our success will depend in large part upon our ability to attract and retain highly skilled IT consultants, including project managers and other technical specialists. Highly skilled IT consultants are in particularly great demand and are likely to remain a limited resource for the foreseeable future. We compete for our employees with many other companies, most of which have greater financial and other resources. There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled IT consultants. The loss of some or all of our IT consultants could have a material adverse impact on our ability to secure and complete engagements. Although we intend to utilize the services of a significant number of independent contractors to act as consultants, we believe we can obtain the services of a sufficient number of independent contractors to fulfill our needs as new projects commence. These independent contractors will not be our employees; however, there can be no assurance that the services of these independent contractors will continue to be available to us on terms acceptable to us.  We may have difficulty recruiting and retaining sufficient numbers of qualified personnel, which could result in a material decline in our revenues.  In addition, increased compensation levels could materially and adversely affect our financial condition or results of operations.

We depend on the services of a limited number of personnel who would be difficult to replace, and if not replaced could materially and adversely impact our profitability

Our success depends significantly on the continued services of our senior management.  In particular, our success depends on the continued efforts of Mr. Li Sze Tang, our Chief Executive Officer and Chairman of the Board of Directors, and Mr. Lau Hing Bun, our Chief Financial Officer and one of our Directors.  We do not carry key-man life insurance policies for either Mr. Li or Mr. Lau.  Currently, we do not have any employment agreement with Mr. Li or Mr. Lau and either individual or both may choose to leave us at any time. The loss of the services of one or more of these persons could materially and adversely affect our business or prospects, and there can be no assurance that such individuals will continue in their present capacities for any particular period of time.

Mr. Li Sze Tang works for us on a part-time basis, and his limited participation could adversely affect our operations and our financial condition

Mr. Li Sze Tang is currently a director of several other companies and will be working for us on a part-time basis.  As a part-time director, he will only be able to devote a limited number of hours working on our behalf to seek clients and develop the business.  Currently, Mr. Li devotes three hours a week working on our behalf, and we believe that he will devote no more than five hours a week working on our behalf once we begin providing consulting services.  Additionally, he may become more involved with his other business and decide to terminate his employment and/or directorship.  Since the business development and marketing functions will primarily be performed by Mr. Li, his decision to resign as a director or as Chief Executive Officer, or his inattention to our business, if his functions are not replaced by others, will have a material adverse effect on our business and our financial condition.

Our business strategies may not be successful, which would materially and adversely impact on our financial condition

A key element of our strategy is dependant on the ability of our senior management to identify the IT needs of our prospective clients and developing business connections with them.  Future growth will also depend upon many other factors, including (a) the recruitment and retention of skilled IT consultants; (b) the development of a solid client base and (c) the successful marketing of our IT consulting and outsourcing services.  If any one or more of our strategic elements are not achieved, our financial condition or results of operations could be materially and adversely affected.

Our engagements have inherent project risks and our failure to meet our clients performance deadlines may damage our reputation and business

We anticipate that many of our engagements will involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify.  For example, IT projects may need to go “on line” at a specific time and if not met, the client could lose substantial revenues.  Similarly, our projects may involve improving the efficiency of a particular IT system which will be difficult to quantify.  Our failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, results of operations and financial condition.

We may not be able to protect the intellectual property rights of our clients or other third parties which could subject us to claims and litigation against us

We anticipate that our business will include the development of custom software applications in connection with specific client engagements. Ownership of such software will generally be assigned to the client.  We will rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We intend to enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, there can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of the asserted infringement.

Our business is subject to rapidly changing technologies and is dependant on our ability to develop new solutions, and if we are unable to address these changing technologies, it could adversely affect our future business operations

Our success will depend in part on our ability to develop IT solutions that keep pace with continuing changes in IT, evolving industry standards, changing client preferences and a continuing shift to outsourced solutions by clients. There can be no assurance that we will be successful in adequately addressing the outsourcing market or other IT developments on a timely basis or that, if addressed, we will be successful in the marketplace. There can also be no assurance that products or technologies developed by others will not render our services uncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, results of operations and financial condition.

Our revenues will be affected by our ability to maintain margins

We will derive our revenues primarily from the hourly billing of our IT consultants' services and, to a lesser extent, from fixed-price projects. Our most significant cost will be project personnel cost, which consists of IT consultant salaries and benefits. Thus, our financial performance is primarily based upon billing margin (billable hourly rate less the consultant's hourly cost).  We anticipate that we will be able to maintain a reasonable billing margin by offsetting increases in our consultant’s salaries with increases in the hourly rates charged to our clients.  However, there can be no assurance that our revenues will be billed primarily on a time and materials basis or that we will be able to continue to pass along increases in our cost of services to our clients.

Our business may suffer if we are not able to expand our business in China, which would adversely affect our revenues and our growth

The Hong Kong market for our services is limited. We hope to expand our business client base and be able to offer our services in China.  This expansion will require significant management attention and financial resources.  Our ability to expand our services into the China market will be limited by our ability to market to, and attract, Chinese clients.  Accordingly, we expect to commit substantial time and development resources to developing the China market.  These efforts may not be successful, and we may not be able to compete effectively in that market. If we are unsuccessful, our revenues will become stagnant and the cost of our expansion could have a material adverse effect on our financial condition.

Changes in Hong Kong’s political and legal conditions could harm our business operations

Most of our assets and our initial business will be in Hong Kong, and we will conduct most of our business activities there.  As a result, our results of operations and financial condition may be especially influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy.  Hong Kong is a special administrative region of China, but it has its own legislature, legal and judicial system and economic autonomy until the year 2047.  We do not expect that this autonomy will be altered.  However, any changes in political, legal or other conditions in Hong Kong altering this autonomy could have an adverse effect on our business operations and our revenue.

Our Chief Financial Officer, Mr. Lau Hing Bun, has very limited finance experience, and his lack of financial experience may materially harm our business

Our Chief Financial Officer, Mr. Lau Hing Bun, has no experience acting as a Chief Financial Officer.  He has never before held a finance-related position, nor has he received a degree in any finance-related field.  His lack of financial experience and training may have a material adverse effect on our business and financial condition.

We have limited reporting requirements under the Securities Exchange Act of 1934, which makes us less transparent than a U.S. issuer

As a foreign private issuer, the rules and regulations under the Securities Exchange Act of 1934 provides us with certain exemptions.  We are exempt from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions.  Also, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies.  The result is that we will be less transparent than a U.S. issuer.

We will not pay dividends for the foreseeable future

We anticipate that earnings, if any, will be retained for the development of our business and that no cash dividends will be declared on our common stock for the foreseeable future.

Certain judgments obtained against us by our shareholders may not be enforceable in the British Virgin Island (“BVI”)

We are a BVI company.  All of our officers and directors reside outside of the United States.  All or substantially all of our assets and the assets of these persons are located outside of the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or these persons the United States federal securities laws, or to enforce judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act of 1933 and the Securities Exchange Act of 1934.  See “Enforcement of Civil Liabilities.”

The Company’s Common Stock May Be Subject To Penny Stock Regulation

The Company's securities may be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

Present Management And Stockholders May Lose Control Of The Company

The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company.  The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time.  Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The name of the Company is Media Century International Limited.  It was incorporated in the British Virgin Islands in July of 2002 with an authorized capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value and operates as a corporation under the International Business Companies Ordinance of 1984.  Its principal place of business is located at the following address:

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

The phone number for its principal place of business is 852-2736-2111.

The Company is a development stage company, whose significant activities consist of organization, the registering and offering of shares, preparing business plans, seeking new business opportunities and business development. In August 2005, the Company made application to NASD for listing its shares on the Over the Counter Bulletin Board.  As of the date of this report, the application is still pending.

Business Overview

The Company was formed on July 18, 2002 with an authorized capital of 50,000 shares of common stock at US$1 par value and an initial issued capital of 20,000 shares. These shares were fully paid.

On August 1, 2002, the authorized capital had been subdivided into 500,000 shares of common stock at US$0.1 par value.

On July 1, 2005, the authorized capital was increased to US$10,000,000 divided into 100,000,000 shares of common stock at US$0.1 par value.

During the year ended July 31, 2005, the Company offered 100,000 new shares of common stock with a par value of US$0.1 each for sale to the public at an offering price of US$1 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  On May 16, 2005, the Company completed the public offering of 100,000 pre-split shares of its common stock.  .

On July 5, 2005, the Company authorized the issuance of 900,000 pre-split shares of its US$0.1 par value common stock to a director of the Company, at par value as a compensation of his services rendered during the year ended July 31, 2005.  The said 900,000 shares are “restricted securities” as defined in SEC Rule 144 under the Securities Act of 1933, and as such will bear a restrictive legend and will be subject to restrictions on resale as provided in Rule 144.

On July 11, 2005, the common stock of the Company (including all the authorized, issued and outstanding shares) underwent a 5:1 forward split in which shareholders were issued 5 shares of common stock in exchange for each 1 share of common stock previously held.  As a result, the opening issued and outstanding 200,000 shares of US$0.1 each have been converted into 1,000,000 shares of US$0.02 each.  On the same date, 500,000 new shares of US$0.02 each (as adjusted for the subdivision) have been issued in connection with the public offer and 4,500,000 shares of US$0.02 each (as adjusted for the same subdivision) have been issued to the Director for services rendered.  Accordingly, as of July 31, 2005, the Company had a total of 6,000,000 shares of common stock issued and outstanding.

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods. During the reporting periods, the sole activities of the Company were raising funds through the issuance of common stock, completing the aforesaid public offer, preparation of business plan and seeking for business opportunities.

Organizational Structure

The Company is not part of a group and has no subsidiaries.

Property, Plants, and Equipment

The Company does not own any significant property, plants and equipment

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods.  During the reporting periods, the sole activities of the Company were its organization, raising capital, developing a general business plan, completing a public offer and seeking business opportunities.  General and administrative expenses for the years ended July 31, 2004 and 2005, consisted of general corporate administration, officer compensation, legal and professional expenses, and accounting and auditing costs. These expenses were $181,010 and $1,717 for 2005 and 2004, respectively.

Liquidity and Capital Resources

As of July 31, 2005, the Company had current assets of $29,909, in the form of cash and cash equivalents, and current liabilities of $5,363, resulting in working capital of $24,546..  The management believes that the Company has sufficient cash to meet the anticipated needs of the Company’s operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company has no revenues and its need for capital may change dramatically if it acquires an interest in a business opportunity during that period.

Research and Development

The Company did not conduct any research and development activities in the last three years.

Trend Information

N/A

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the names and ages of the officers and directors of the Company as of July 31, 2005.

NAME	AGE	POSITION

Li Sze Tang	47	Chief Executive Officer, Chairman

Lau Hing Bun	35	Chief Financial Officer, Director

Biographical Information

Mr. Li Sze Tang is the founder and was an executive director of China Financial Industry Investment Fund Limited, an investment company listed on the Main Board of the Stock Exchange of Hong Kong Limited, and has been a director since July, 2002 until November 2005.  From 1999 to 2002 he was an executive and a director of Thiz Technology Group Limited, an IT company specializing in developing and providing Linux solutions, which he founded and which is listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong Limited.  He has worked in the banking and finance field and IT industries for more than 20 years, also with extensive experience in investment banking, fund management, venture capital financing and risk management. Mr. Li was Finance Director of Carlingford Swire Assurance Group (now HSBC Life) and an Associate Director of HSBC Asset Management (Asia Pacific) Limited, overseeing the management of eight principal departments. Mr. Li holds a Master’s Degree in Science specializing in the management of New Ventures from the Imperial College of Science, Technology and Medicine, University of London, a Master’s Degree in Economic Law from Zhongshan University and a PhD in International Finance Law from Peking University of the People's Republic of China.  He is also a Fellow Member of Chartered Institute of Management Accountants (FCMA), the United Kingdom and the Hong Kong Institute of Certified Public Accountants (FHKICPA) and an Associate Member of the Institute of Chartered Accountants of England and Wales, the United Kingdom (ACA).

Other than his position as Chief Executive Officer and Director of Media Century International Limited, he is also currently a director of First Asia Finance Group Limited, First Asia Private Equity Investment Limited, First Asia Nominees Limited, First Asia International Holdings Limited, First Asia Asset Management Limited and iPacific Asset Management Limited, being appointed on February 21, 1994, May 18, 1999, May 18, 1999, April 24, 2002, May 25, 2002 and March 2, 2001 respectively. All of these entities are primarily engaged in services related to corporate finance.

Mr. Li will be working on our behalf on a part-time basis.  Until we begin providing consulting services to our clients, Mr. Li’s initial involvement in the every day operations of our business will be limited to three hours a week.  As the business develops, Mr. Li will increase his participation by marketing our services and developing client relationships, and we believe that he will devote no more than five hours a week to the every day operations of our business.

Mr. Lau Hing Bun is CFO and a Director of the Company.  From 2000 to 2001, he was the Chief Technology Officer of LinuxTimes Company Limited, an Hong Kong based information technology company.  In that capacity, he acted as the head of a technical team that consisted of 30 persons, and which was responsible for product development, solutions, product delivery and pre- and post-sales support. From 2001 to 2003, he was General Manager of Thiz Technology Group Limited, an Hong Kong GEM board-listed company.  Mr. Lau was responsible for the operations of the HK office and of the technical teams located in Taiwan, Hong Kong, and Mainland China. He additionally served as company spokesman for product development. He has been a free-lance consultant for various business projects, internet solutions, web development, and network infrastructure. He received a BE in computer science in 1992, and an MBA in 2004. Both degrees were obtained at the Chinese University of Hong Kong. He is also a Director of Mid-AM Systems Inc. and Impact Grammar Institute Inc.

Compensation

No officers or directors of the Company received cash compensation for services to the Company from the date of inception through July 31, 2005.  During the fiscal year ended July 31, 2005, Mr Li received 900,000 pre-split shares (4,500,000 post-split shares) of the Company’s common stock valued at $90,000, or approximately $0.02 per share on a post split basis, as compensation for services for the year.  Although there is no current compensation plan, it is possible that, as the Company’s business develops, it may adopt a plan to pay its directors and/or officers’ compensation for services rendered to implement its business plan.  The Company’s directors and officers are not currently subject to any service or employment contract with the Company. The Company has no stock option plan, retirement scheme, incentive programs, pension or profit sharing programs for the benefit of our director and officers; however, the board of directors may adopt one or more of these programs in the future.

Board Practices

The directors will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There are no arrangements to provide compensation to officers and directors upon termination of employment.

The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

Employees

The Company has two employees as of July 31, 2005.

Share Ownership

The following table sets forth, as of July 31, 2005, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

Name	Number of Shares	Percent of Class

Li Sze Tang (2)	5,000,000 (1)	83%

Lau Hing Bun (2)	500,000	8%

All Officers and Directors as a Group (2 in number)	5,500,000	91%

(1) 500,000 out of these shares are held of record by First Asia international Holdings Limited, of which Mr. Li Sze Tang owns 50%, and his wife, Ms. Wong Lap Woon, owns 50%. Mr. Li Sze Tang is deemed to be the beneficial owner of the shares held by First Asia International Holdings Limited.   The principal business address of First Asia International Holdings Limited is at Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong SAR.

(2) Person is an officer, director or both.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table illustrates all of the shareholders who own 5% or more of the Company’s issued and outstanding shares.

Name	Number of Shares	Percent of Class

Li Sze Tang (1)(2)	5,000,000	83%
First Asia International Holdings Limited	500,000	8%
Lau Hing Bun(1)	500,000	8%

(1) The person is an officer, a director or both.

(2) 500,000 out of these shares are held of record by First Asia International Holdings Limited, of which Mr. Li Sze Tang owns 50% and his wife Ms. Wong Lap Woon owns 50%. Mr. Li Sze Tang may be deemed to be the beneficial owner of the shares held by First Asia International Holdings. The principal business address of First Asia International Holdings Limited is at Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong SAR.

All shares have identical voting rights.

All of the major shareholders of the Company live and work outside of the United States.

Related Party Transactions

During the year ended July 31, 2005, the Company paid office rentals and other outgoings to a related company controlled by a director and a major beneficial stockholder of the Company, in connection with the sharing of office premises.  The payments are agreed at one-tenth of the actual costs incurred by this related company.

	Period from July 18, 2002 (date of incorporation to July 31, 2005)	Y Year ended July 31, 2005	Year ended July 31, 2004
	US$	US$	US$

Rentals and other outgoings paid	13,272	13,272	-

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of, or to which any of their property is subject, that will have a material adverse effect on the Company's financial condition.

The financial statements are found in Item 17.

Significant Changes

The Company had no significant financial changes during the 2005 fiscal year.

ITEM 9. THE OFFER AND LISTING

Historical Price and Market

No public market currently exists for the Company’s common stock.  However, in August, 2005, an application was filed by an NASD licensed broker-dealer requesting permission to publish quotations for the Company’s common stock on the OTC Bulletin Board.  As of the date of filing of this report, this application is still pending.  There is no assurance as to when or whether the Company’s shares will be approved for trading on the OTC Bulletin Board or any other exchange.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Organization

The Company filed its Memorandum and Articles of Organization with the British Virgin Islands on July 18, 2002.

  Corporate Powers

We have been registered as a limited liability company in the BVI since July 18, 2002 under British Virgin Islands International Business Companies number 505825. Pursuant to Clause 4 of our Memorandum of Association the objects for which we are established are to engage in any act or activity that is not prohibited under any law for the time being in force in the BVI.

        Directors

No agreement or transaction between us and one or more of our directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.  A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.

   The directors may by resolution of directors exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party.

   There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification. Directors are not required to stand for election at staggered intervals.

Share right, Preferences and Restrictions

Dividends.  We may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie, the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.  All our shares have the same rights with regards to dividends and distribution upon our liquidation.  All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit.

Voting Rights and Redemption.  We only have one class of common shares.  All common shares have one vote each and are subject to redemption, purchase or acquisition by us for fair value. We may purchase, redeem or otherwise acquire and hold our own shares but only out of surplus or in exchange for newly issued shares of equal value.

        Changing share rights

If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not we are being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

    Shareholders’ Meeting

The directors may convene meetings of our members at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding ten percent or more of our outstanding voting shares. The directors shall give not less than seven days’ notice of the meeting to those persons whose names on the date the notice is given appear as members in the share register and are entitled to vote at the meeting.

    Restrictions to right to own securities

There are no limitations on the rights to own our securities.

    Change in control provision

There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquisition or corporate restructuring involving us.

Disclosure of share ownership

There are no provisions in our Memorandum of Association and Articles of Association which require that shareholder ownership must be disclosed.

Material Contracts

The Company has no material contracts.

Exchange Controls

BVI AND HONG KONG

There are no material exchange controls restrictions on payment of dividends, interest or other payment to the holders of the Company’s common stock or on the conduct of its operations either in Hong Kong, where its principal executive offices are located, or the BVI, where it is incorporated. There are no material BVI laws which impose any material exchange controls on the Company or that affect the payment of dividends, interest or other payment to nonresident holders of its common stock. BVI law and the Company’s Memorandum and Articles of Association impose no material limitations on the right of non-residents or foreign owners to hold or vote the Company’s common stock.

Taxes

THE FOLLOWING IS A SUMMARY OF THE MATERIAL BVI AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS RERPORT, ALL OF WHICH ARE SUBJECT TO CHANGE. THIS SUMMARY DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE COMPANY’S COMMON STOCK, SUCH AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS.

BRITISH VIRGIN ISLANDS TAXATION

Currently, there is no income tax treaty or convention in effect between the United States and the BVI.

         Pursuant to the International Business Companies Act of the British Virgin Islands in effect as of the date of this prospectus, holders of common stock who are not residents of the BVI are exempt from BVI income tax on dividends paid with respect to the common stock, and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

         There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated under the International Business Companies Act. In addition, transfers of the common stock of a BVI company is not subject to transfer taxes, stamp duties or similar charges or levies.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion addresses the material United States federal income tax consequences of the ownership and disposition of common stock that are held as a capital asset by a "U.S. Investor."

U.S. Investors are subject to U.S. income tax, at applicable rates, on dividends paid on the Company’s common stock.  U.S. Investors are also subject to tax at applicable capital gain rates, on gains realized during any year on sales or dispositions of the shares.  In general, gains or losses realized on sales of shares of common stock will be treated as short-term gains or losses if the seller has owned the shares for less than one year at the time of the sale or disposition, and as long-term gain or loss if the seller has owned the shares for at least one year at the time of the sale or disposition.

         The tax law upon which this discussion is based is subject to change at any time, and any change may be applied retroactively in a manner that could adversely affect shareholders. The Internal Revenue Service could take different positions concerning the tax consequences of ownership and disposition of shares of common stock and such positions could be sustained. Shareholders are advised to consult their own tax adviser with respect to the particular consequences to them of owning shares of common stock and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Documents on Display

The documents described herein may be inspected at the principal executive offices of the Company, Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with a Hong Kong chartered bank or U.S. bank earning daily interest.  The Company does not invest in any instruments for trading purposes.  The Company is not sensitive to fluctuations in exchange rates and does not have any long-term debt instruments.  The trade accounts due and trade accounts payable for the Company approximate fair value.

For financial reporting purposes, Hong Kong currency has been translated into United States dollars as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  Foreign currency translation adjustments in the reporting periods were not material.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There have been no material changes in the rights of the shareholders of the Company.

ITEM 15. CONTROLS AND PROCEDURES.

With the participation of management, the Company’s chief executive officer and chief financial officer evaluated the Company’s disclosure controls and procedures on July 31, 2005. Based on this evaluation, the chief executive officer and the chief financial officer concluded that the disclosure controls and procedures are effective in connection with the Company’s filing of its annual report on Form 20 for the year ended July 31, 2005.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Company has no separate audit committee.  It’s entire Board of Directors serves as the audit committee.  Due to the fact that the Company has no active operations and its assets consist entirely of cash, the Company does not currently have an audit committee financial expert serving on its Board of Directors.

ITEM 16B.  CODE OF ETHICS.

Due to the fact that the Company has no active business operations and its assets consist solely of cash, the Company has not yet adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PKF, the Company’s principal accountant, for the audit of the Company’s annual financial statement and review of financial statements included in the Company’s 10-QSB reports and services normally provided by the accountant in connection with statutory and regulatory filings or engagements were $2,622 for fiscal year 2005 and $1,691 for fiscal year 2004.

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported above were $0 for fiscal year ended 2004 and $0 for fiscal year ended 2005.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser purchased any of the Company's common shares during the year ended July 31, 2005.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004 AND

PERIOD ENDED JULY 31, 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Media Century International Limited

(A Development Stage Company)

We have audited the accompanying balance sheets of Media Century International Limited (a development stage company) (the “Company”) as of July 31, 2005 and 2004 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended July 31, 2005 and 2004 and for the period from July 18, 2002 (date of incorporation) to July 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended July 31, 2005 and 2004 and for the period from July 18, 2002 (date of incorporation) to July 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong

October 7, 2005

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

		July 31,
		2005	2004
	Note	US$	US$
ASSETS

Current assets
Cash and cash equivalents	2	29,909	18,668

Total assets		29,909	18,668

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Amount due to a director	3	1,701	1,445
Accrued expenses		3,662	1,667

Total liabilities		5,363	3,112

Commitments and contingency	6

Stockholders’ equity	1
Common stock, US$0.02 par value
(2004 : US$0.1)
500,000,000 shares authorized
(2004 : 500,000 shares)
6,000,000 shares issued and outstanding
(2004 : 200,000 shares)		120,000	20,000
Additional paid-in capital		90,000	-
Deficit accumulated during the development stage		(185,454)	(4,444)

Total stockholders’ equity		24,546	15,556

Total liabilities and stockholders’ equity		29,909	18,668

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

		Period from
		July 18, 2002
		(date of
		incorporation)	Year ended	Year ended
		to July 31, 2005	July 31, 2005	July 31, 2004
	Note	US$	US$	US$

Revenue		-	-	-

Expenses
Formation expenses		1,026	-	-
General and administrative expenses		184,428	181,010	1,717

Loss before income taxes		(185,454)	(181,010)	(1,717)
Income taxes	4	-	-	-

Net loss		(185,454)	(181,010)	(1,717)

Net loss per common share:	5
Basic and diluted		(0.16)	(0.14)	(0.00)

Weighted average shares:
Basic and diluted		1,134,409	1,273,973	1,000,000

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Accumulated
				deficit
	Common stock		Additional	during the
	No. of	Par	paid-in	development
	shares	value	capital	stage	Total
		US$	US$	US$	US$

Issuance of common stock on July 18, 2002	20,000	20,000	-	-	20,000

Less : Amounts due from stockholder
for issuance of common stock	-	(20,000)	-	-	(20,000

Net loss	-	-	-	(1,317)	(1,317)

Balance, July 31, 2002	20,000	-	-	(1,317)	(1,317)

Sub-division of common stock on
August 1, 2002	180,000	-	-	-	-

Payment of amount due from stockholder	-	20,000	-	-	20,000

Net loss	-	-	-	(1,410)	(1,410)

Balance, July 31, 2003	200,000	20,000	-	(2,727)	17,273

Net loss	-	-	-	(1,717)	(1,717)

Balance, July 31, 2004	200,000	20,000	-	(4,444)	15,556

Sub-division of common stock on
July 11, 2005	800,000	-	-	-	-

Issuance of common stock arising from
public offer on July 11, 2005	500,000	10,000	90,000	-	100,000

Issuance of common stock on July 11, 2005
in satisfaction of a director’s services	4,500,000	90,000	-	-	90,000

Net loss	-	-	-	(181,010)	(181,010)

Balance, July 31, 2005	6,000,000	120,000	90,000	(185,454)	24,546

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from
	July 18, 2002
	(date of
	incorporation)	Year ended	Year ended
	to July 31, 2005	July 31, 2005	July 31, 2004
	US$	US$	US$

Cash flows from operating activities :
Net loss	(185,454)	(181,010)	(1,717)
Adjustment to reconcile net loss to net cash
used in operating activities :
Non-cash director’s service costs	90,000	90,000	-
Changes in operating liabilities :
Increase in accrued expenses	3,662	1,995	385

Net cash used in operating activities	(91,792)	(89,015)	(1,332)

Cash flows from financing activities :
Proceeds from issuance of common stock	120,000	100,000	-
Advance from a director	1,701	256	-

Net cash provided by financing activities	121,701	100,256	-

Net change in cash and cash equivalents	29,909	11,241	(1,332)

Cash and cash equivalents, beginning of period	-	18,668	20,000

Cash and cash equivalents, end of period	29,909	29,909	18,668

Supplemental disclosures for cash flow information :
Non-cash financing activities :
Common stock issued for provision of a
director’s services	90,000	90,000	-

Cash paid for :
Interest paid	-	-	-
Income taxes paid	-	-	-

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

1.

Corporate information and basis of presentation

The purpose of Media Century International Limited (the “Company”) is IT consulting and outsourcing services provider.  The Company’s fiscal year end is July 31.

The Company was incorporated under the International Business Companies Act of the British Virgin Islands on July 18, 2002 as a company with limited liability with authorized capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value.

On August 1, 2002, the authorized capital had been subdivided into 500,000 shares of common stock at US$0.1 par value.

On July 1, 2005, the authorized capital was increased to US$10,000,000 divided into 100,000,000 shares of common stock at US$0.1 par value.

During the year ended July 31, 2005, the Company offered 100,000 new shares of common stock, par value of US$0.1 each for sale to the public at an offering price of US$1 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  On May 16, 2005, the Company received application for 100,000 new shares from investors in relation to this public offer.

On July 5, 2005, the Company authorized to issue 900,000 shares of US$0.1 each of common stock to a director of the Company, who is also a major beneficial stockholder (the “Director”) at par value as a compensation of his services rendered during the year ended July 31, 2005.  The said 900,000 shares will be restricted pursuant to the SEC Rule 144 and as such will bear a restrictive legend or other restrictions on transfer or resale.

On July 11, 2005, the common stock of the Company (including all the authorized, issued and outstanding shares) has undergone a share subdivision from 1 share of US$0.10 each to 5 shares of US$0.02 each.  As a result, the opening issued and outstanding 200,000 shares of US$0.1 each have been converted into 1,000,000 shares of US$0.02 each.  On the same date, 500,000 new shares of US$0.02 each (as adjusted for the subdivision) have been issued in connection with the public offer and 4,500,000 shares of US$0.02 each (as adjusted for the same subdivision) have been issued to the Director for services rendered.

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods.  During the reporting periods, the sole activities of the Company was raising funds through the issuance of common stocks and completing the aforesaid public offer.

2.

Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

2.

Significant accounting policies (Cont’d)

Income taxes

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standard No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognised for all significant temporary differences between tax and financial statements bases of assets and liabilities.  Deferred tax assets are reflected at the net realizable value.

Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as the functional currency.  Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates.  Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, HK$ has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  During the reporting periods, no foreign currency translation adjustments have been made as the exchange rate between US$ and HK$ was pegged at US$1 = HK$7.8.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

2.

Significant accounting policies (Cont’d)

Recent Accounting Pronouncements

In December 2004, the FASB issued a revised Statement 123 (“SFAS 123R”), “Accounting for Stock-Based Compensation” requiring public entities to measure the cost of employee services received in exchange for an award of equity instruments based on grant date fair value.  The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period.  The effective date for this statement is as of the beginning of the next fiscal year that begins after June 15, 2005 (after December 15, 2005 for small business filers).

In May 2005, the FASB issued a SFAS 154, “Accounting Changes and Error Corrections” to replace APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” requiring retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  The effective date for this statement is for accounting changes and corrections of errors made in fiscal years beginning after    December 15, 2005.

The Company does not anticipate that the adoption of these two standards will have a material impact on these financial statements.

3.

Amount due to a director

The amount is interest free, unsecured and repayable within one year.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

4.

Income taxes

A reconciliation of income taxes is as follows: -

	Year ended	Year ended
	July 31, 2005	July 31, 2004
	US$	US$

Loss before income taxes	(181,010)	(1,717)

Expected benefit at Hong Kong profits tax rate of 17.5%	(31,676)	(300)
Tax effect of non-deductible expenses	31,676	300

	-	-

At July 31, 2005, the Company did not have any temporary differences.

5.

Net loss per common share

Net loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the reporting periods.

6.

Commitments and contingencies

There was no significant commitments or contingent liabilities as of July 31, 2005.

7.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

8.

Related party transactions

Apart from the advance from the Director as disclosed in note 3, during the year ended July 31, 2005, the Company paid office rentals, rates and building management fee to a related company controlled by the Director in connection with the sharing of office premises in Hong Kong.  The payments have been agreed at one-tenth of the actual costs incurred by this related company.

Period from
July 18, 2002
(date of
	incorporation)	Year ended	Year ended
	to July 31, 2005	July 31, 2005	July 31, 2004
	US$	US$	US$

Rent, rates and building management fee paid	13,272	13,272	-

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2004 AND 2003 AND

PERIOD ENDED JULY 31, 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Media Century International Limited

(A Development Stage Company)

We have audited the accompanying balance sheets of Media Century International Limited (a development stage company) as of July 31, 2004 and 2003 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended July 31, 2004 and 2003 and for the period from July 18, 2002 (date of incorporation) to July 31, 2004 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media Century International Limited (a development stage company) as of July 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended July 31, 2004 and 2003 and for the period from July 18, 2002 (date of incorporation) to July 31, 2004 and 2002 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong

August 31, 2004

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AS OF JULY 31, 2004 AND 2003

		2004	2003
	Note	US$	US$

ASSETS

Current assets
Cash and cash equivalents	1	18,668	20,000

Total assets		18,668	20,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Amount due to a director	2	1,445	1,445
Accrued expenses		1,667	1,282

Total liabilities		3,112	2,727

Commitments and contingency	5	-	-

Stockholders’ equity
Common stock, US$0.1 par value:
500,000 shares authorised:
200,000 shares issued and outstanding
at July 31, 2004 and 2003		20,000	20,000

		20,000	20,000
Deficit accumulated during the development stage		(4,444)	(2,727)

Total stockholders’ equity		15,556	17,273

Total liabilities and stockholders’ equity		18,668	20,000

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR THE PERIOD AND YEAR ENDED JULY 31, 2004,

YEAR ENDED JULY 31, 2003 AND

PERIOD FROM JULY 18, 2002 TO JULY 31, 2002

		July 18, 2002			July 18, 2002
		(date of			(date of
		incorporation)	Year ended	Year ended	incorporation)
		to July 31, 2004	July 31, 2004	July 31, 2003	to July 31, 2002
	Note	US$	US$	US$	US$

Revenue		-	-	-	-

Expenses
Formation expenses		1,026	-	-	1,026
General and administrative
expenses		3,418	1,717	1,410	291

Loss from operations		(4,444)	(1,717)	(1,410)	(1,317)
Income taxes	3	-	-	-	-

Net loss		(4,444)	(1,717)	(1,410)	(1,317)

Net loss per common share:	4
Basic		(0.02)	(0.01)	(0.01)	(0.00)
Diluted		(0.02)	(0.01)	(0.01)	(0.00)

Weighted average shares:
Basic		200,000	200,000	200,000	200,000
Diluted		200,000	200,000	200,000	200,000

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JULY 31, 2004 AND 2003 AND

PERIOD FROM JULY 18, 2002 TO JULY 31, 2002

	Common stock
			Accumulated
	Shares	Amount	deficit	Total
		US$	US$	US$

Issuance of common stock on July 18, 2002	20,000	20,000	-	20,000

Less: Amounts due from stockholder
for issuance of common stock	-	(20,000)	-	(20,000)

Net loss	-	-	(1,317)	(1,317)

Balance, July 31, 2002	20,000	-	(1,317)	(1,317)

Sub-division of common stock:
on August 1, 2002	180,000	-	-	-

Payment of amount due from stockholder	-	20,000	-	20,000

Net loss	-	-	(1,410)	(1,410)

Balance, July 31, 2003	200,000	20,000	(2,727)	17,273

Net loss	-	-	(1,717)	(1,717)

Balance, July 31, 2004	200,000	20,000	(4,444)	15,556

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE PERIOD AND YEAR ENDED JULY 31, 2004,

YEAR ENDED JULY 31, 2003 AND

PERIOD FROM JULY 18, 2002 TO JULY 31, 2002

	July 18, 2002			July 18, 2002
	(date of			(date of
	incorporation)	Year ended	Year ended	incorporation)
	to July 31, 2004	July 31, 2004	July 31, 2003	to July 31, 2002
	US$	US$	US$	US$

Cash flows from operating activities:
Net loss	(4,444)	(1,717)	(1,410)	(1,317)
Changes in liabilities:
Increase/(decrease) in accrued
expenses	1,667	385	(35)	1,317

Net cash used in operating activities	(2,777)	(1,332)	(1,445)	-

Cash flows from financing activities:
Proceeds from issuance of common stock	20,000	-	20,000	-
Advance from a director	1,445	-	1,445	-

Net cash provided by financing activities	21,445	-	21,445	-

Net change in cash and cash equivalents	18,668	(1,332)	20,000	-

Cash and cash equivalents, beginning of
period	-	20,000	-	-

Cash and cash equivalents, end of period	18,668	18,668	20,000	-

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2004 AND 2003 AND

PERIOD ENDED JULY 31, 2002

1.

Nature of business and significant accounting policies

The Company and basis of presentation

The purpose of Media Century International Limited (“the Company”) is IT consulting and outsourcing services provider.  The Company’s fiscal year end is July 31.

The Company was incorporated under the International Business Companies Act of the British Virgin Islands on July 18, 2002 as a company with limited liability with authorised capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value.

On August 1, 2002, the authorised capital had been subdivided into 500,000 shares of common stock at US$0.1 par value.

The Company is a development stage enterprise and has not yet generated any revenue during the reporting period. During the reporting periods, the sole activity of the Company is the issuance of common stocks.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Income taxes

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standard No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognised for all significant temporary differences between tax and financial statements bases of assets and liabilities.  Deferred tax assets are reflected at the net realizable value.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2004 AND 2003 AND

PERIOD ENDED JULY 31, 2002

1.

Nature of business and significant accounting policies - continued

Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as the functional currency.  Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates.  Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, HK$ has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  Foreign currency translation adjustments in the reporting period were not material.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.

Amount due to a director

The amount is interest free, unsecured and repayable within one year.

3.

Income taxes

The Company has net operating loss at July 31, 2004, 2003 and 2002 for Hong Kong profits tax purpose.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2004 AND 2003 AND

PERIOD ENDED JULY 31, 2002

4.

Net loss per common share

Net loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the reporting periods.

5.

Commitments and contingencies

There was no significant commitments or contingent liabilities as of July 31, 2004 and 2003.

6.

Concentrations of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

ITEM 18. EXHIBITS.

31.1         Certification of Chief Executive Officer Pursuant to Rule 13a-4(a)/15d-14(a).

31.2         Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1         Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

32.2         Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MEDIA CENTURY INTERNATIONAL LIMITED

By: /s/ Li Sze Tang

      Chief Executive Officer and Chairman

Date: January 25, 2006