Form 20-F
MEDIA CENTURY INTERNATIONAL LTD
filed 2006-08-04
CIK 1260626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]  Registration Statement Pursuant To Section 12(B) Or (G) Of The Securities Exchange Act Of 1934

Or

[  ]  Transition Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

For The Transition Period From ____________ To _______________

Or

[X] Shell Company Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934

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

______________________  ___________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock

(Title of Class)

___________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_______________________________________________________________________

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

[ X ] Item 17   [  ] Item 18

- i -

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

3

Directors and senior management.

3

Auditors.

3

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

3

ITEM 3.

KEY INFORMATION

3

Selected Financial Data

3

Capitalization and Indebtedness

5

Risk Factors

6

ITEM 4.

INFORMATION ON THE COMPANY

10

History and Development of the Company

10

Current Operations

11

Organizational Structure

12

Property, Plants, and Equipment

12

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

12

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

13

Directors and senior management.

13

Employees

15

Share Ownership

15

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

16

ITEM 8. FINANCIAL INFORMATION

17

ITEM 10. ADDITIONAL INFORMATION

17

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

21

ITEM 13.

 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

21

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  21

ITEM 15.

CONTROLS AND PROCEDURES.

21

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT.

21

ITEM 16B.

CODE OF ETHICS.

21

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

21

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

21

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  22

ITEM 17.

FINANCIAL STATEMENTS.

22

ITEM 18.

FINANCIAL STATEMENTS.

47

ITEM 19.

EXHIBITS.

47

- ii -

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and senior management.

The following table sets forth the names and ages of the officers and directors of Media Century International Limited (the “Company,” “MEDIA”) as of July 31, 2006.  The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.  The Company has not engaged in any transactions in the last two years in which any of these officers and directors had an interest.

The directors and executive officers currently serving the Company are as follows:

NAME AND ADDRESS	AGE	POSITION

Li Sze Tang 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong	47	CEO and Chairman

Lau Hing Bun 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong	36	CFO and Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Auditors.

The company’s auditor is PKF, Certified Public Accountants in Hong Kong.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

ITEM 3.

KEY INFORMATION

Selected Financial Data

Selected financial data for the years ending Dec 31, 2004 and Dec 31, 2005 below, is derived from the audited financial statements of the subsidiary company, Digitalone Limited, while the selected financial data for year ended Dec 31, 2001, Dec 31, 2002, and Dec 31, 2003, is derived from the unaudited financial statement of the subsidiary company, Digitalone Limited.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2001	2002	2003	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Statement of operations
Revenues	$159,552	$97,522	$151,654	$222,841	$121,318
Net Profit/Loss	($30,520)	($9,128)	$40,924	$35,928	$1,008
Net Profit/Loss Per Share	($30.52)	($9.13)	$40.92	$35.93	$1.01
Common Stock outstanding	1,000	1,000	1,000	1,000	1,000

Balance Sheet Data

Current Assets	$16,010	$15,418	$38,304	$67,018	$24,293
Total Assets	$26,522	$23,417	$44,598	$73,916	$29,896
Total Liabilities	$67,695	$73,718	$53,974	$47,365	$19,388
Shareholders' Equity	($41,173)	($50,301)	($9,376)	$26,551	$10,508

(1) The number of shares issued and outstanding has been adjusted to reflect the effect of a 5:1 forward split completed on or about July 11, 2005.

Exchange Rate Information

We prepare the financial statements of our subsidiary company, Digitalone Limited, in Hong Kong dollar (HKD). These reports contain translations of HKD amounts into U.S. dollars, and U.S. dollars into HKD. You should not assume that HKD amounts could actually be converted into U.S. dollars at these rates or at all.

The Basic Law of Hong Kong provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar will be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling US dollars to support the value of the Hong Kong dollar.

The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, from October 17, 1983 to May 18, 2005, the Hong Kong dollar was linked to the US dollar such that it was not allowed to appreciate above the rate of HK$7.80 to US $1.00. The central element in the arrangements that gave effect to this link was an agreement between the Hong Kong Government (through the Hong Kong Monetary Authority, or HKMA) and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. Since May 18, 2005, pursuant to two convertibility undertakings, the HKMA has undertaken to buy US dollars from licensed banks at the rate of HK$7.75 to US $1.00, if the market exchange rate for HK dollars is higher than such rate, and to sell US dollars at HK$7.85 to US

$1.00 if the market exchange rate for HK dollars is lower than such rate. If the market exchange rate is between HK$7.75 and HK$7.85 to US $1.00, the HKMA may choose to conduct market operations with the aim of promoting the smooth functioning of the money market and the foreign exchange market. As a result, the market exchange rate has not deviated significantly from the level of HK$7.80 to US $1.00. The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US $) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On April 28, 2006, the exchange rate was HK$7.7529 per US $1.00. Unless otherwise indicated, the translation of Hong Kong dollars into US dollars has been made at the rate of HK$7.80 to US $1.00.

The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
	High	Low
	(HK$ per US $1.00)
November 2005	7.7570	7.7514
December 2005	7.7548	7.7516
January 2006	7.7571	7.7506
February 2006	7.7618	7.7564
March 2006	7.7620	7.7570
April 2006	7.7598	7.7529

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US $1.00)
2001	7.7996
2002	7.7996
2003	7.7864
2004	7.7899
2005	7.7755

Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of July 31, 2006, showing the company’s capitalization on an actual basis:

Indebtedness	$57,558
Shareholders’ Equity
Common Stock, par value $0.02; 500,000,000 shares authorized, 6,000,000 shares issued and outstanding	120,000
Additional paid-in capital	90,000
Retained earnings (loss)	(197,103)

Total Shareholders' equity and capitalization	12,897

Risk Factors

Our success depends on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues.

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

We depend on the services of a limited number of personnel who would be difficult to replace, and if not replaced could materially and adversely impact our profitability.

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

Mr. Li Sze Tang works for us on a part-time basis, and his limited participation could adversely affect our operations and our financial condition.

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

Our business strategies may not be successful, which would materially and adversely impact on our financial condition.

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

Our engagements have inherent project risks and our failure to meet our clients’ performance deadlines may damage our reputation and business.

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

We may not be able to protect the intellectual property rights of our clients or other third parties which could subject us to claims and litigation against us.

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

Our business is subject to rapidly changing technologies and is dependant on our ability to develop new solutions, and if we are unable to address these changing technologies, it could adversely affect our future business operations.

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

Our revenues will be affected by our ability to maintain margins.

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

Our business may suffer if we are not able to expand our business in China, which would adversely affect our revenues and our growth.

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

Changes in Hong Kong’s political and legal conditions could harm our business operations.

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

Our Chief Financial Officer, Mr. Lau Hing Bun, has very limited finance experience, and his lack of financial experience may materially harm our business.

Our Chief Financial Officer, Mr. Lau Hing Bun, has no experience acting as a Chief Financial Officer.  He has never before held a finance-related position, nor has he received a degree in any finance-related field.  His lack of financial experience and training may have a material adverse effect on our business and financial condition.

We have limited reporting requirements under the Securities Exchange Act of 1934, which makes us less transparent than a U.S. issuer.

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

We will not pay dividends for the foreseeable future.

We anticipate that earnings, if any, will be retained for the development of our business and that no cash dividends will be declared on our common stock for the foreseeable future.

Certain judgments obtained against us by our shareholders may not be enforceable in the British Virgin Island (“BVI”).

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

The Company’s Common Stock May Be Subject To Penny Stock Regulation.

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

Present Management And Stockholders May Lose Control Of The Company.

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

ITEM 4.

INFORMATION ON THE COMPANY

History and Development of the Company

The name of the Company is Media Century International Limited.  It was incorporated in the British Virgin Islands in July of 2002 with an authorized capital of US $50,000 divided into 50,000 shares of common stock at US $1 par value and operates as a corporation under the International Business Companies Ordinance of 1984.  Its principal place of business is located at the following address:

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

The phone number for its principal place of business is 852-2736-2111.

The company’s current business consists of software resolution and IT support for company and organization. The firm is specialized in providing web development services, ECM software and learning software utilizing internet technology. The major clients of the firm are non-profit organizations, governments and schools including Green Peace, Human Right in China, Oxfam, Hong Kong government, Hong Kong Polytechnic University. In August 2005, the Company made application to NASD for listing its shares on the Over the Counter Bulletin Board. As of the date of this report, the application is still pending.

Business Overview

The Company was formed on July 18, 2002 with an authorized capital of 50,000 shares of common stock at US $1 par value and an initial issued capital of 20,000 shares. These shares were fully paid.

On August 1, 2002, the authorized capital had been subdivided into 500,000 shares of common stock at US $0.1 par value.

On July 1, 2005, the authorized capital was increased to US $10,000,000 divided into 100,000,000 shares of common stock at US $0.1 par value.

During the year ended July 31, 2005, the Company offered 100,000 new shares of common stock with a par value of US $0.1 each for sale to the public at an offering price of US $1 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  On May 16, 2005, the Company completed the public offering of 100,000 pre-split shares of its common stock.  .

On July 5, 2005, the Company authorized the issuance of 900,000 pre-split shares of its US $0.1 par value common stock to a director of the Company, at par value as a compensation of his services rendered during the year ended July 31, 2005.  The said 900,000 shares are “restricted securities” as defined in SEC Rule 144 under the Securities Act of 1933, and as such will bear a restrictive legend and will be subject to restrictions on resale as provided in Rule 144.

On July 11, 2005, the common stock of the Company (including all the authorized, issued and outstanding shares) underwent a 5:1 forward split in which shareholders were issued 5 shares of common stock in exchange for each 1 share of common stock previously held.  As a result, the opening issued and outstanding 200,000 shares of US $0.1 each have been converted into 1,000,000 shares of US $0.02 each.  On the same date, 500,000 new shares of US $0.02 each (as adjusted for the subdivision) have been issued in connection with the public offer and 4,500,000 shares of US $0.02 each (as adjusted for the same subdivision) have been issued to the Director for services rendered.  Accordingly, as of July 31, 2005, the Company had a total of 6,000,000 shares of common stock issued and outstanding.

On August 4, 2006, we entered into an Agreement to purchase an information technology company called  “DigitalOne, Limited”, a Hong Kong corporation (“DigitalOne”) According to the agreement, we shall acquired all of the issued and outstanding common stock of DigitalOne, solely in exchange for an interest free promissory note in the face amount of US $20,014 due on August 31, 2007. As a result of completion of the transaction, DigitalOne became our wholly owned subsidiary.

DigitalOne is a high-tech company provides software products for various industries and information technology consulting service to its clients. The firm is specialized in providing web development services, ECM software and learning software utilizing internet technology. The major clients of the firm are non-profit organizations, governments and schools including Green Peace, Human Right in China, Oxfam, Hong Kong government, Hong Kong Polytechnic University.

Currently, all of the Company’s business operations are carried on through its wholly-owned subsidiary, DigitalOne Limited. Therefore, the following description of the Company’s business is a description of the business activities which are currently carried on, or are expected to be carried on in the future, through DigitalOne.

Current Operations

The company’s current business consists of software resolution and IT support for company and organization. The firm is specialized in providing web development services, ECM software and learning software utilizing internet technology. The major clients of the firm are non-profit organizations, governments and schools including Green Peace, Human Right in China, Oxfam, Hong Kong government, Hong Kong Polytechnic University.

Content Management System

The Content Management System (“CMS”) is a core product that DigitalOne currently provides. This advanced toolkit is used for building scalable and community-oriented Internet applications. This solution, developed by DG21, is a customized and localized version of the Open Architecture Community System catering the demands of local enterprise and non-profit organization.

The system provides powerful suite of modules and tools to manage community members, publish various content in different languages, share documents, engage in discussions, schedule group email delivery, post notes and comments, conducting polls and survey and exhibit images.

The core features of CMS include

•

Extensible content types;

Through incorporating the object-oriented data model design, it is fast to implement content types with new attributes to fit client’s needs.

•

Workflow management;

(1)

Simple workflow design to facilitate efficient team work; The CMS comes with two roles – Editor and Administrator – on content management with the assistance of a reminder/notification mechanism via system-generated emails.

(2)

Session management: User session will expire in a given period of time to keep away from unauthorized access.

(3)

Revision/Audit history: system provides a complete audit history of any content; administrator can activate/de-list any revision by one-click.

•

Easy-to-manipulate website appearance;

System architecture is designed with each public-visible page being separated into three files: procedural logic for the page, database-independent queries and presentation templates. Such design gives freehand to designer to change website appearance with no pre-requisite on computer programming.

•

Multiple languages;

Locales and language set can be added through the control panel to support multi-lingual collaboration and knowledge sharing.

Organizational Structure

The Company owns all of the issued and outstanding shares of DigitalOne Limited, a Hong Kong corporation.

Property, Plants, and Equipment

The Company does not own any significant property, plants and equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The company’s current business consists of software resolution and IT support for company and organization. The firm is specialized in providing web development services, ECM software and learning software utilizing internet technology. Currently, all of the Company’s business operations are carried on through its wholly-owned subsidiary, DigitalOne Limited. Below is the table illustrating the operating result of Digitalone Limited for the year ended December 31, 2005 and 2004.

	2005	2004	Increase	% Increase
Revenues	$121,318	$222,841	(100,523)	(45.1)
Cost of goods sold	34,473	65,806	(31333)	(47.6)
Gross Profit	86,845	157,035	(70190)	(44.7)
Operating Expenses	86,224	115,981	(29,757)	(25.7)
Net Profit/Loss	$1,008	$35,928	(34920)	(97.2)

The revenue for the year ended December 31, 2005 decreased by 45.1% to 121,318 for the prior year. The decrease in the revenue is mainly caused by the slow down of the IT development of our customers. The cost of good sold for the year ended December 31, 2005 decreased by 47.6% to 65,806 for the prior year. The decrease in the cost of good was generally in line with the revenue decrease. The operating expense consisted of staff compensation, rent and legal and account costs, were $86,224 and $115,981 for the year ended December 31, 2005 and December 31, 2004 respectively. Net profit for the year ended December 31, 2005 and December 31, 2004 were $1,008 and $35,928 respectively. The decrease of net profit was in line with the decrease of revenue.

Liquidity and Capital Resources

As of December 31, 2005, DigitalOne had current assets of $29,896, in which $20,246 is in the form of cash and cash equivalents, and current liabilities of $19,388, resulting in working capital of $4,300.  The management believes that the Digitalone has sufficient cash to meet the anticipated needs of the Company’s operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company may need for capital may change dramatically if business environment turn bad change tremendously during that period.

Research and Development

The Company did not conduct any research and development activities in the last three years. Most of product the company developed was based on the requirement of customer in web programming.

Trend Information

N/A

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Disclosure of Contractual Obligations

The Company has no contractual obligations.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management.

The following table sets forth the names and ages of the officers and directors of the Company as of July 31, 2005.

NAME	AGE	POSITION

Li Sze Tang	47	Chief Executive Officer, Chairman

Lau Hing Bun	36	Chief Financial Officer, Director

Biographical Information

Mr. Li Sze Tang is the founder and was an executive director of China Financial Industry Investment Fund Limited, an investment company listed on the Main Board of the Stock Exchange of Hong Kong Limited, and has been a director since July, 2002 until November 2005.  From 1999 to 2002 he was one of the founders and the director of Thiz Technology Group Limited, an IT company specializing in developing and providing Linux solutions, which he founded and which is listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong Limited.  He was worked in the banking and finance field and IT industries for more than 20 years. Mr. Li was Finance Director of Carlingford Swire Assurance Group (now HSBC Life) and an Associate Director of HSBC Asset Management (Asia Pacific) Limited, overseeing the management of eight principal departments. Mr. Li holds a Master’s Degree in Science specializing in the management of New Ventures from the Imperial College of Science, Technology and Medicine, University of London, a Master’s Degree in Economic Law from Zhongshan University and a PhD in International Finance Law from Peking University of the People's Republic of China.  He is also a Fellow Member of Chartered Institute of Management Accountants (FCMA), the United Kingdom and the Hong Kong Institute of Certified Public Accountants (FHKICPA) and an Associate Member of the Institute of Chartered Accountants of England and Wales, the United Kingdom (ACA).

Other than his position as Chief Executive Officer and Director of Media Century International Limited, he is also currently a director of First Asia Finance Group Limited, First Asia Private Equity Investment Limited, First Asia International Holdings Limited, First Asia Asset Management Limited and iPacific Asset Management Limited, being appointed on February 21, 1994, May 18, 1999, May 18, 1999, April 24, 2002, May 25, 2002 and March 2, 2001 respectively. All of these entities are primarily engaged in services related to finance.

Mr. Li plans to devote around five hours a week to the daily operations of our business.

Mr. Lau Hing Bun is CFO and a Director of the Company.  From 2000 to 2001, he was the Chief Technology Officer of Linux Times Company Limited, an Hong Kong based information technology company.  In that capacity, he acted as the head of a technical team that consisted of 30 persons, and which was responsible for product development, solutions, product delivery and pre- and post-sales support. From 2001 to 2003, he was General Manager of Thiz Technology Group Limited, a Hong Kong GEM board-listed company.  Mr. Lau was responsible for the operations of the HK office and of the technical teams located in Taiwan, Hong Kong, and Mainland China. He additionally served as company spokesman for product development. He has been a free-lance consultant for various business projects, internet solutions, web development, and network infrastructure. He received a BE in computer science in 1992, and an MBA in 2004. Both degrees were obtained at the Chinese University of Hong Kong. He is also the CEO and Director of Mid-AM Systems Inc. and Impact Grammar Institute Inc.

Mr. Lau will be in charge of the operation of DigitalOne.

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

Employees

The Company has five employees as of July 31, 2006.

Share Ownership

The following table sets forth, as of July 31, 2006, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table illustrates all of the shareholders who own 5% or more of the Company’s issued and outstanding shares.

Name	Number of Shares	Percent of Class

Li Sze Tang (1)(2)	5,500,000	83%
First Asia International Holdings Limited	500,000	8%
Lau Hing Bun (1)	500,000	8%

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

	Period from July 18, 2002 (date of incorporation to July 31, 2005)	Year ended July 31, 2005	Year ended July 31, 2004
	US $	US $	US $

Rentals and other outgoings paid	13,272	13,272	-

On August 4, 2006, the Company consummated the transactions contemplated by a share purchase agreement among the Company and First Asia International Holdings Limited, the owners of the issued and outstanding capital stock of Digitalone Limited. Our CEO and director, Mr. Li Sze Tang, owns 50% and his wife, Ms Wong Lap Woon owns 50% of First Asia International Holdings Limited. Pursuant to the share purchase agreement, we acquired 100 percent of the outstanding capital stock of Digitalone Limited in exchange for an interest free promissory note in the face amount of US $20,014.

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

Share right, Preferences and Restrictions

Dividends.  We may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie, the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.  All our shares have the same rights with regards to dividends and distribution upon our liquidation.  All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit.

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

         There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated under the International Business Companies Act. In addition, transfers of the common stock of a BVI company are not subject to transfer taxes, stamp duties or similar charges or levies.

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

For financial reporting purposes, Hong Kong currency has been translated into United States dollars as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments.”  Gains and losses resulting from foreign currency transactions are

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

ITEM 13.

 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT.

The Company has no separate audit committee.  Its entire Board of Directors serves as the audit committee.  Due to the fact that the Company’s assets consist entirely of cash, the board of directors determined that it is not necessary or practical for the Company to establish an audit committee, recruit a financial expert to serve on the board, or adopt a code of ethics applicable to its chief executive and financial officers.

ITEM 16B.

CODE OF ETHICS.

The Company has not adopted a code of ethics that applies to the Company’s chief executive officer because it feels that such code is not needed, as discussed above.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PKF, the Company’s principal accountant, for the audit of the Company’s annual financial statement and review of financial statements included in the Company’s 10-QSB reports and services normally provided by the accountant in connection with statutory and regulatory filings or engagements were $2,642 for fiscal year 2005 and $1,320 for fiscal year 2004.

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

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser purchased any of the Company's common shares during the year ended July 31, 2005.

ITEM 17.

FINANCIAL STATEMENTS.

Index to the financial statements

MEDIA CENTURY INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY) FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2005 AND 2004 AND PERIOD ENDED JULY 31, 2002  24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

24

BALANCE SHEETS

25

STATEMENTS OF OPERATIONS

26

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

27

STATEMENTS OF CASH FLOWS

28

NOTES TO FINANCIAL STATEMENTS

29

MEDIA CENTURY INTERNATIONAL LIMITED (PRO-FORMA FINANCIAL STATEMENTS)

33

PRO-FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED) DECEMBER 31, 2005

33

PRO-FORMA STATEMENT OF OPERATIONS (UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 2005  34

PRO-FORMA STATEMENT OF OPERATIONS (UNAUDITED) FOR THE PERIOD ENDED JULY 31, 2006

36

NOTES TO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

37

DIGITALONE LIMITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004  38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

38

BALANCE SHEET

39

STATEMENT OF OPERATIONS

40

STATEMENT OF CHANGES IN EQUITY

41

STATEMENT OF CASHFLOWS

42

NOTES TO FINANCIAL STATEMENTS

43

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

PKF

Certified Public Accountants

Hong Kong

October 7, 2005

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

		July 31,
		2005	2004
	Note	US $	US $
ASSETS

Current assets
Cash and cash equivalents	2	29,909	18,668

Total assets		29,909	18,668

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Amount due to a director	3	1,701	1,445
Accrued expenses		3,662	1,667

Total liabilities		5,363	3,112

Commitments and contingency	6

Stockholders’ equity	1
Common stock, US $0.02 par value
(2004: US $0.1)
500,000,000 shares authorized
(2004: 500,000 shares)
6,000,000 shares issued and outstanding
(2004: 200,000 shares)		120,000	20,000
Additional paid-in capital		90,000	-
Deficit accumulated during the development stage		(185,454)	(4,444)

Total stockholders’ equity		24,546	15,556

Total liabilities and stockholders’ equity		29,909	18,668

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

		Period from
		July 18, 2002
		(date of
		incorporation)	Year ended	Year ended
		to July 31, 2005	July 31, 2005	July 31, 2004
	Note	US $	US $	US $

Revenue		-	-	-

Expenses
Formation expenses		1,026	-	-
General and administrative expenses		184,428	181,010	1,717

Loss before income taxes		(185,454)	(181,010)	(1,717)
Income taxes	4	-	-	-

Net loss		(185,454)	(181,010)	(1,717)

Net loss per common share:	5
Basic and diluted		(0.16)	(0.14)	(0.00)

Weighted average shares:
Basic and diluted		1,134,409	1,273,973	1,000,000

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Accumulated
				deficit
	Common stock		Additional	during the
	No. of	Par	paid-in	development
	shares	value	capital	stage	Total
		US $	US $	US $	US $

Issuance of common stock on July 18, 2002	20,000	20,000	-	-	20,000

Less: Amounts due from stockholder
for issuance of common stock	-	(20,000)	-	-	(20,000

Net loss	-	-	-	(1,317)	(1,317)

Balance, July 31, 2002	20,000	-	-	(1,317)	(1,317)

Sub-division of common stock on
August 1, 2002	180,000	-	-	-	-

Payment of amount due from stockholder	-	20,000	-	-	20,000

Net loss	-	-	-	(1,410)	(1,410)

Balance, July 31, 2003	200,000	20,000	-	(2,727)	17,273

Net loss	-	-	-	(1,717)	(1,717)

Balance, July 31, 2004	200,000	20,000	-	(4,444)	15,556

Sub-division of common stock on
July 11, 2005	800,000	-	-	-	-

Issuance of common stock arising from
public offer on July 11, 2005	500,000	10,000	90,000	-	100,000

Issuance of common stock on July 11, 2005
in satisfaction of a director’s services	4,500,000	90,000	-	-	90,000

Net loss	-	-	-	(181,010)	(181,010)

Balance, July 31, 2005	6,000,000	120,000	90,000	(185,454)	24,546

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from
	July 18, 2002
	(date of
	incorporation)	Year ended	Year ended
	to July 31, 2005	July 31, 2005	July 31, 2004
	US $	US $	US $

Cash flows from operating activities:
Net loss	(185,454)	(181,010)	(1,717)
Adjustment to reconcile net loss to net cash
used in operating activities:
Non-cash director’s service costs	90,000	90,000	-
Changes in operating liabilities:
Increase in accrued expenses	3,662	1,995	385

Net cash used in operating activities	(91,792)	(89,015)	(1,332)

Cash flows from financing activities:
Proceeds from issuance of common stock	120,000	100,000	-
Advance from a director	1,701	256	-

Net cash provided by financing activities	121,701	100,256	-

Net change in cash and cash equivalents	29,909	11,241	(1,332)

Cash and cash equivalents, beginning of period	-	18,668	20,000

Cash and cash equivalents, end of period	29,909	29,909	18,668

Supplemental disclosures for cash flow information:
Non-cash financing activities:
Common stock issued for provision of a
director’s services	90,000	90,000	-

Cash paid for:
Interest paid	-	-	-
Income taxes paid	-	-	-

See accompanying notes to financial statements.

MEDIA CENTURY INTERNATIONAL LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2005

1.

Corporate information and basis of presentation

The purpose of Media Century International Limited (the “Company”) is IT consulting and outsourcing services provider.  The Company’s fiscal year end is July 31.

The Company was incorporated under the International Business Companies Act of the British Virgin Islands on July 18, 2002 as a company with limited liability with authorized capital of US $50,000 divided into 50,000 shares of common stock at US $1 par value.

On August 1, 2002, the authorized capital had been subdivided into 500,000 shares of common stock at US $0.1 par value.

On July 1, 2005, the authorized capital was increased to US $10,000,000 divided into 100,000,000 shares of common stock at US $0.1 par value.

During the year ended July 31, 2005, the Company offered 100,000 new shares of common stock, par value of US $0.1 each for sale to the public at an offering price of US $1 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  On May 16, 2005, the Company received application for 100,000 new shares from investors in relation to this public offer.

On July 5, 2005, the Company authorized to issue 900,000 shares of US $0.1 each of common stock to a director of the Company, who is also a major beneficial stockholder (the “Director”) at par value as a compensation of his services rendered during the year ended July 31, 2005.  The said 900,000 shares will be restricted pursuant to the SEC Rule 144 and as such will bear a restrictive legend or other restrictions on transfer or resale.

On July 11, 2005, the common stock of the Company (including all the authorized, issued and outstanding shares) has undergone a share subdivision from 1 share of US $0.10 each to 5 shares of US $0.02 each.  As a result, the opening issued and outstanding 200,000 shares of US $0.1 each have been converted into 1,000,000 shares of US $0.02 each.  On the same date, 500,000 new shares of US $0.02 each (as adjusted for the subdivision) have been issued in connection with the public offer and 4,500,000 shares of US $0.02 each (as adjusted for the same subdivision) have been issued to the Director for services rendered.

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

For financial reporting purposes, HK$ has been translated into United States dollars (“US $”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  During the reporting periods, no foreign currency translation adjustments have been made as the exchange rate between US $ and HK$ was pegged at US $1 = HK$7.8.

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

4.

Income taxes

A reconciliation of income taxes is as follows:

	Year ended	Year ended
	July 31, 2005	July 31, 2004
	US $	US $

Loss before income taxes	(181,010)	(1,717)

Expected benefit at Hong Kong profits tax rate of 17.5%	(31,676)	(300)
Tax effect of non-deductible expenses	31,676	300

	-	-

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

Period from
July 18, 2002
(date of
	incorporation)	Year ended	Year ended
	to July 31, 2005	July 31, 2005	July 31, 2004
	US $	US $	US $

Rent, rates and building management fee paid	13,272	13,272	-

MEDIA CENTURY INTERNATIONAL LIMITED
(PRO-FORMA FINANCIAL STATEMENTS)

PRO-FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2005

	Media		Digitalone	Consolidation		Consolidated
	USD		USD	Journal		USD
	(unaudited)		(unaudited)

Current Assets
Cash & Bank	$23,602		$7,690			$31,292
Accounts Receivable	-		12,556			12,556
Tax recoverable	-		73			73
Investment in subsidiary	20,014			(20,014)		-
Goodwill				11,892		11,892
Prepayments & deposits	-		3,974			3,974
	43,616		24,293			59,787
Non-current Assets
Property, plant and equipment	-		3,217			3,217

TOTAL ASSETS	23,602		27,510			63,004

Current Liabilities	$-	$			$
Accounts payables & accrual	-		2,991			2,991
Promissory Note	20,014		-			20,014
Provision for taxation	-		-			-
Due to a director	2,189		16,397			18,586

TOTAL LIABILTIES	22,203		19,388			41,591

Shareholders' Equity
Common Stock: par value $0.02
500,000,000 authorized
6,000,000 shares issued and outstanding	120,000		128	(128)		120,000
Addition paid-in capital	90,000		-			90,000
Retained earnings	(188,587)		7,994	(7,994)		(188,587)

TOTAL SHAREHOLDERS' EQUITY	21,413		8,122			21,413

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	43,616		27,510			63,004

See notes to unaudited pro-forma consolidated financial statements

MEDIA CENTURY INTERNATIONAL LIMITED

PRO-FORMA STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2005

		Media	Digitalone	Consolidation	Consolidated
		USD	USD	Journal	USD
		(unaudited)	(unaudited)

Revenue	$		$-		$-

Cost of Sales			-		-

Gross Profit			-		-

Depreciation			-		-
Staff cost		(90,000)	-		(90,000)
Administrative expenses		(91,361)	-		(91,361)

Operating income		(181,361)	-		(181,361)

Other income		-	-		-

Income before taxation		(181,361)	-		(181,361)

Tax refund		-	-		-

Net (loss) / income		(181,361)	-		(181,361)

See notes to unaudited pro-forma consolidated financial statements

MEDIA CENTURY INTERNATIONAL LIMITED

PRO-FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
JULY 31, 2006

	Media	Digitalone	Consolidation		Consolidated
	USD	USD	Journal		USD
	(unaudited)	(unaudited)

Current Assets
Cash and cash equivalents	$23,588	$14,793			$38,381
Accounts receivable	-	18,092			18,092
Deferred tax assets	-	73			73
Investment in subsidiary	20,014	-	(20,014)		-
Prepayments and deposits	-	3,974			3,974
	43,602	36,932			60,520
Non-current Assets
Property, plant and equipment	-	9,935			9,935

TOTAL ASSETS	43,602	46,867			70,455

Current Liabilities				$
Accounts payables and accrual	$13,542	$-			13,542
Promissory note	20,014	-			20,014
Due to a director	2,348	21,654			24,002

TOTAL LIABILTIES	35,904	21,654			57,558

Shareholders' Equity
Common stock: par value $0.02
500,000,000 authorized
6,000,000 shares issued and outstanding	120,000	128	(128)		120,000
Addition paid-in capital	90,000	-			90,000
Retained earnings	(202,302)	25,085	(19,886)		(197,103)

TOTAL SHAREHOLDERS' EQUITY	7,698	25,213			12,897

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	43,602	46,867			70,455

See notes to unaudited pro-forma consolidated financial statements

MEDIA CENTURY INTERNATIONAL LIMITED

PRO-FORMA STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD ENDED JULY 31, 2006

	Media	Digitalone	Consolidation	Consolidated
	USD	USD	Journal	USD
	(unaudited)	(unaudited)

Revenue	$-	$64,830	(64,830)	$-

Cost of sales	-	(4,401)	4,401	-

Gross profit	-	60,429	(60,429)	-

General and administrative expenses	(13,715)	(45,723)	45,724	(13,715)
Written off of negative goodwill			5,199	5,199

Income before taxation	-	14,705	(14,705)	-

Provision for taxation	-	-		-

Net (loss) / income	(13,715)	14,705	(14,705)	(8,516)

See notes to unaudited pro-forma consolidated financial statements

MEDIA CENTURY INTERNATIONAL LIMITED

NOTES TO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements include the accounts of Media Century International Limited (“Media”) and Digitalone Limited (“Digitalone”). Media acquired Digitalone by issuing a promissory note amounting to USD20,014 on August 1, 2006. The acquisition transaction is treated as purchase accounting, in which Digitalone assets and liabilities will be consolidated.

Media is the registrant, a BVI development stage company incorporated on July 18, 2002. Media has a fiscal year end of July 31, and currently without operations other than acquisition of Digitalone. The balance sheet date used for the pro forma consolidation is December 31. During the seven months ended July 31, 2006, Media had no operations other than general and administrative expenses.

Digitalone Limited, a Hong Kong company incorporated on December 5, 1997. Its principal activity was engaged in the business of the provision of information technology services.

Digitalone's audited statement of operations for the year ended December 31, 2005 is included in the pro-forma consolidated statement of operations for the year ended December 31, 2005, and its unaudited statement of operations for the seven months ended July 31, 2006 is included in the pro-forma consolidated statement of operations for the seven months ended July 31, 2006.

2. CONSOLIDATING ENTRIES

The consolidating entries on the pro-forma consolidated balance sheet to eliminate investments in subsidiary accounts. The consolidating entries on the pro-forma consolidated statement of operations for the year ended December 31, 2005 and seven months ended July 31, 2006 eliminate the effect of Digitalone.

DIGITALONE LIMITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Madsen & Associates CPA’s, Inc.

684 E. Vine St. #3

Murray, Utah  84107

801-268-2632 fax 801-262-3978

Board of Directors

Digitalone Limited

We have audited the accompanying balance sheet of Digitalone Limited as of December 31, 2005 and 2004 and the related statements of operations, stockholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digitalone Limited as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Madsen & Associates CPA’s, Inc.

Salt Lake City, Utah

May 26, 2006

Digitalone Limited
BALANCE SHEET

	December 31,	December 31,	December 31,
ASSETS	2005	2004	2003
Current Assets:
Cash and Cash Equivalents	$ 7,690	$ 18,717	$ 9,458
Accounts Receivable	12,556	41,891	8,603
Deposits	-	1,816	1,650
Deferred Tax Asset	73	-	-
Other debtors			14,000
Prepaid Expenses	3,974	4,594	4,594
Total Current Assets	24,293	67,018	38,305

Fixed Assets:
Property, plant & equipment	64,008	63,380	60,853
Less: Accumulated depreciation	(58,405)	(56,482)	(54,559)
Total Fixed Assets	5,603	6,898	6,294

		-	-
Total Assets	$ 29,896	$ 73,916	$ 44,599

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	2,991	641	641
Note payable - other	-	10,769	12,308
Deferred Tax Liability	-	314	-
Note payable - Shareholder	-	35,641	41,026
Note payable - Director	16,397	-	-
	19,388	47,365	53,975

Stockholders' Equity:
Common Stock, $1 par value; authorized 10,000 shares;
1,000 issued and outstanding	128	128	128
Additional Paid-In Capital	-	-	-
Retained Earnings	10,380	26,423	(9,505)
Total Stockholders' Equity	10,508	26,551	(9,376)

Total Liabilities and Stockholders' Equity	$ 29,896		$ 44,599

See accompanying notes to the financial statements

DIGITALONE LIMITED
STATEMENT OF OPERATIONS

	December 31,	December 31,
	2005	2004

Revenues
Sales	$ 121,318	$ 222,841
Cost of Sales	(34,473)	(65,806)

Gross Profit	86,845	157,035

Expenses:
General & Administrative	86,224	115,981

Operating Profit	621	41,054

Other Income	-	2

Income Before Taxes	621	41,056

Income Tax	387	(5,128)

Net Income	1,008	35,928

See accompanying notes to the financial statements

Digitalone Limited
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2005

	Common Stock	Common	Retained
	Shares	Stock	Earnings	Total
Balance at January 1 2004	1,000	128	(9,505)	(9,377)

Net Income	-	-	35,928	35,928

Balance at December 31, 2004	1,000	128	26,423	26,551

Dividends	-	-	(17,051)	(17,051)

Net Income	-	-	1,008	1,008

Balance at December 31, 2005	1,000	128	10,380	10,508

See accompanying notes to the financial statements

Digitalone Limited
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows used in Operating Activities:
Net Income	$ 1,008	$ 35,928

Amortization / depreciation	1,923	2,564

Changes to operating assets and liabilities:	2,931	38,492

Decrease / (Increase) in accounts receivable	29,335	(33,288)
Decrease in other receivables	-	14,000
Decrease / (Increase) in deposits	1,816	(167)
Deferred Income Taxes	(387)	-
Increase in amounts due from a Director	16,397	-
Decrease in prepaid expenses	620	-
Increase in accounts payable and accruals	2,349	-
Decrease in notes payable	(10,769)	(1,538)

Net Cash flows provided by Operations	42,292	17,499

Cash Flows used by Investing Activities:
Purchase of fixed assets	(627)	(3,169)

Net Cash Flows provided by Investing Activities	(627)	(3,169)

Cash Flows used by Financing Activities:
Payment of shareholders' loans	(35,641)	(5,385)
Dividend paid	(17,051)	-

Net Cash Flows used by Financing Activities	(52,692)	(5,385)

NET (DECREASE) INCREASE IN CASH & CASH EQUIVALENTS	(11,027)	8,945

Cash at Beginning of Period	18,717	9,772

Cash at End of Period	$ 7,690	$ 18,717

See accompanying notes to the financial statements

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

1. General

The company was incorporated in Hong Kong with limited liabilities under the Companies Ordinance.  Its principal activities during the year were engaged in the business of the provision of information technology services.

The registered office of Digitalone Limited is located at Room 3505-6, 35/F., Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

2.  PRINCIPAL ACCOUNTING POLICIES

A.

  Basis of Preparation

These financial statements have been prepared using accounting principles generally accepted in the United States. As the Company’s operations are solely within Hong Kong, the Hong Kong dollar is considered the Company’s functional currency. As such, under FAS 52, the Company is using Hong Kong dollars as the reporting currency.

B.

Foreign Currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates in place on the transaction dates.

C.

Revenue recognition

Revenue is recognized when goods are delivered to the buyer and title and risk of loss on such goods are passed to the buyer.

D.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.  The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company had a net deferred tax asset of $571 and net deferred tax liability of $2,449 as of December 31, 2005 and 2004, respectively.

E.

Property, plant and equipment

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

2.  PRINCIPAL ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives on the straight-line basis. All assets owned by the Company as of December 31, 2005 and 2004 are determined to be in a 7-year life category. All property, plant, and equipment are considered to be office equipment, with the exception of approximately $700 that is classified as furniture and fixtures.

F.

 Fair Value of Financial Instruments

The respective carrying value of the balance sheet financial instruments approximated their fair values at December 31, 2005 and 2004.

G.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

H.

Employee benefits

The company operates a defined contribution Mandatory Provident Fund (“MPF”) retirement benefit scheme under the Mandatory Provident fund Schemes Ordinance Contributions to the MPF scheme are made based on a percentage of the employees’ basic salaries and are charges to the profit and loss account as they become payable in accordance with the rules of the MPF scheme.  The company’s employer contributions are fully and immediately vested in favor of the employees.

I.

Financial and Concentration Risk

Approximately 27% of the Company’s revenues come from 1 customer.

J.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent account pronouncements will have a material effect on its financial statements.

K.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

2.  PRINCIPAL ACCOUNTING POLICIES (Cont’d)

L.

Common Stock

Authorized, issued and outstanding

1,000

On incorporation, the company issued 1,000 ordinary shares of HK$1 each at par for cash.  These shares rank pari passu in all respects.

J.  Related Party Transactions

Companies are considered to be related if one company has the ability directly or indirectly to control the other company or exercise significant influence over the other company in making the financial and operating decisions.  Companies are also considered to be related if they are subject to common control or common significant influence.  Related parties may be individuals or entities.

During the year, the Company had the following transactions with a related party, in which Li Sze Tang and Lau Hing Bun are directors of both parties:

Name of party

Nature of transaction

2005

2004

Impact Grammar

Internet education and

 HK$128,000

HK$0

  Institute

training program expenses

included in cost of sales

3.  OPERATING LEASES

As of December 31, 2005 and 2004 the Company had the following minimum lease commitments:

2005

2004

Amounts payable:

Within one year

-

36,465

In the second and consecutive years

-

-

Total minimum lease payments

-

36,465

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

4.  INCOME TAXES

(a)	Tax expense in the profit and loss account represents:

		2005	2004
		HK$	HK$

	Provision for income tax expense	2,557	40,000
	Tax credit	(5,577)	-
		(3,020)	40,000

	Provision for Hong Kong profits tax has been made at the rate of 17.5% (2004: 17.5%) on the
	estimated assessable profit for the year.

(b)	The tax expense for the year can be reconciled to the profit before taxation per the profit and loss account as follows:

		2005	2004
		HK$	HK$

	Income before taxes	4,841	320,237

	Tax at the profits tax rate of 17.5% (2004: 17.5%)	847	56,041
	Tax effect of temporary differences not recognized	1,710	1,933
	Tax effect of non-taxable income	-	(4)
	Tax credit	(5,577)	-
	Utilization of tax losses	-	(17,970)
	Tax expense for the year	(3,020)	40,000

(c)	No provision for deferred taxation has been made as the effect of all temporary differences is
	immaterial.

ITEM 18.

FINANCIAL STATEMENTS.

Not applicable

ITEM 19.

EXHIBITS.

2.1

Stock Purchase Agreement, dated August 4, 2006, by and among Media Century International Limited, a British Virgin Islands company, First Asia International Holdings, and DigitalOne Limited, a Hong Kong corporation.

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

Li Sze Tang

Chief Executive Officer and Chairman

Date: August 4, 2006